FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 11, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 11, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT TO INVEST NEW GOVERNMENT OF CANADA FUNDS IN RESEARCH AND DEVELOPMENT (R&D) ACTIVITIES

Vancouver, British Columbia – September 11, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent ground-based satellite solutions, announced today that it will use a new repayable investment from the federal government to invest in research and development (R&D) activities to accelerate its product development timeline.

“One of our fundamental objectives is to drive organic growth by expanding our product portfolio,” said Dr. Amiee Chan, President and CEO of Norsat. “The support we have received through the federal government is instrumental in this initiative, as it enables us to cost-effectively complete the R&D necessary to further the technology leadership of our satellite systems and effectively expand into new industries such as terrestrial wireless communication. We will continue to work to introduce new satellite terminal solutions and complementary technologies and services that meet the diverse needs of government and commercial markets worldwide.”

Norsat’s R&D objectives will include: designing components that enable ground satellite systems to operate reliably over significant temperature ranges and in extreme environmental conditions; examining flat antenna technologies to increase satellite system portability; developing automatic integrated control consoles that make it easy for non-technical users to operate ground-based satellite equipment; and introducing new products for the wireless communication market that complement the company’s satellite system offerings.

Under the terms of the agreement, the $5.97 million repayable investment Norsat has received through the Strategic Aerospace and Defence Initiative (SADI) represents a portion of the company’s funding eligible R&D expenses over the next five years, which Norsat anticipates will total approximately $17.0 million. The repayment term is over a maximum period of 15 years and uses a royalty formula based on Norsat’s revenue growth.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent ground-based satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President and CEO

Tel: 604-821-2808

Email: achan@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the quarter ended June 30, 2008, and the Management Discussion and Analysis for the quarter ended June 30, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.